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                  Filed by: Sizeler Property Investors, Inc.
                             Pursuant to Rule 425
                       under the Securities Act of 1933
               Subject Company: Sizeler Property Investors, Inc.
                         Commission File No. 333-72208
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         [LETTERHEAD OF SIZELER PROPERTY INVESTORS, INC. APPEARS HERE]

For additional information contact:
Thomas A. Masilla, Jr., Vice Chairman and President
504/471-6200

                  SIZELER PROPERTY INVESTORS, INC. ANNOUNCES
                      EXTENSION OF EXCHANGE OFFER FOR 8%
                    CONVERTIBLE SUBORDINATED DEBENTURES DUE
                                 JULY 15, 2003

NEW ORLEANS - April 26, 2002 - Sizeler Property Investors, Inc. (NYSE: SIZ), announced today the extension of its exchange offer (the "Exchange Offer") for all $61,900,000 (61,900 bonds) of its outstanding 8% convertible subordinated debentures due July 15, 2003 (the "Old Debentures") for 9.0% convertible subordinated debentures due July 15, 2009 (the "New Debentures") and/or 9.75% Series B preferred stock (the "Series B Preferred Stock").

The expiration date for the Exchange Offer has been extended from 5:00 p.m., New York City time, on April 26, 2002, to 5:00 p.m., New York City time, on May 1, 2002. The Company said all other items of the Exchange Offer remain unchanged.

The Company announced that as of 5:00 p.m., New York City time, on April 26, 2002, it had received tenders from holders of a total of $28,018,000 in aggregate principal amount (28,018 bonds) of the Old Debentures.

J.P. Morgan Trust Company, National Association is the exchange agent and Georgeson Shareholder Communications Inc. is the information agent for the Exchange Offer. Copies of the Prospectus outlining the Exchange Offer may be obtained from Georgeson by calling (800) 223-2064 (toll free) or 212-440-9800 (banks and brokers) or writing to Georgeson at 17 State Street, 10th Floor, New York, New York 10004.

       2542 Williams Boulevard . Kenner, Louisiana 70062 . 504/471-6200
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Sizeler Property Investors, Inc.
April 26, 2002
Page 2 of 2


ABOUT SIZELER PROPERTY INVESTORS, INC.

Sizeler Property Investors, Inc. is an equity real estate investment trust
(REIT), which invests in retail and apartment properties in the gulf coast region of the southeastern United States. The Company currently owns a total of twenty-nine properties -- fifteen in Louisiana, ten in Florida and four in Alabama.


WHERE TO OBTAIN ADDITIONAL INFORMATION:

Holders of Old Debentures are urged to read the Prospectus and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about Sizeler and the Exchange Offer, including the complete terms of the Exchange Offer, the terms of the New Debentures and the Series B Preferred Stock, and other related matters.

Copies of the Prospectus for the Exchange Offer and related documents and other information may be obtained for free at the Securities and Exchange Commission website. The address of the site is http://www.sec.gov. Interested persons may request free copies of the documents that the Company filed with the Securities and Exchange Commission by contacting the Company. Requests should be directed to: Sizeler Property Investors, Inc., 2542 Williams Boulevard, Kenner, Louisiana 70062; Attn: Chief Financial Officer.

A registration statement relating to the New Debentures and the Series B preferred stock being offered pursuant to the Exchange Offer has been filed with the Securities and Exchange Commission. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new securities, in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.


FORWARD-LOOKING STATEMENTS

Certain statements in this release are forward-looking and as such are based upon the Company's current belief as to the outcome and timing of future events. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. These forward-looking statements involve risks and uncertainties (some of which are beyond the control of the Company) and are subject to change based upon various factors, including but not limited to the following risks and uncertainties: changes in the real estate industry and in performance of the financial markets; the demand for and market acceptance of the Company's properties for rental purposes; the amount and growth of the Company's expenses; the continued availability of adequate funding sources to the Company; tenant financial difficulties; general economic and world conditions, including threats to the United States homeland from unfriendly factions; the level of interest rates; economic conditions in those areas where the Company owns properties, and the possible disposition of mature properties since the Company is continuously engaged in the examination of its various lines of business. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's results could differ materially from those expressed in the forward-looking statements.